November 7, 2022

VIA EDGAR

Office of Manufacturing

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn: Kevin Stertzel and Kevin Woody

Re:	Tailwind Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4, filed September 13, 2022 (File No. 333-267403).

Dear Messrs. Stertzel and Woody,

On behalf of Tailwind Acquisition Corp. (“we,” “our,” or the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 20, 2022 (the “Comments”), with respect to Amendment No. 1 to the Registration Statement on Form S-4 as filed by the Company on October 20, 2022 (“Amendment No. 1”). The Company is concurrently submitting via EDGAR this letter and Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”).

The Staff’s comments are summarized below in italicized text, and our responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Amendment No. 1 to Registration Statement on Form S-4 filed October 20, 2022

General

1.	Comment: We note your disclosure on page 57 that Tailwind's sponsor, directors, officers, advisors and their affiliates “may” purchase Class A Common Stock or Public Warrants in the open market and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: The Company’s sponsor, directors, officers, advisors and their affiliates will not purchase Class A Common Stock or Public Warrants in the open market prior to the Tailwind Special Meeting. In response to the Staff’s comment, the Company has revised the disclosure on page 58 of Amendment No. 2.

2.	Comment: We note your response to comment 26. Please tell us whether you were copied on Jefferies' written notice to the Commission and if so, please provide us with the notice.

Response: The Company was copied on Jefferies’ written notice to the Commission and will supplementally provide to the Staff a copy of the notice.

Summary

Other Agreements, page 3

3.	Comment: Please revise to disclose in this section the pricing formula for sales of shares under the Lincoln Park Purchase Agreement, as discussed on page 202.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Amendment No. 2.

Results of Operations

Sales and marketing, page 149

4.	Comment: We have reviewed your response to comment 20. Please provide additional information as to why you have not made conforming changes to your 2021 results as a result of the "reclassification of service and applications labs personnel to cost of revenue and research and development." Additionally, please tell use the magnitude of those reclassifications.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 150 of Amendment No. 2. In addition, since the retirement of Nuburu’s Chief Marketing and Sales Officer and the promotions of previous sales and marketing personnel to new positions within the Company occurred in 2022, no conforming changes were needed for fiscal year 2021 expenses.

Interests of Tailwind’s Directors and Officers in the Business Combination, page 180

5.	Comment: We note your response to comment 33 and reissue in part. Please clarify how the board considered the conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 64, 65, 97 and 179 of Amendment No. 2.

Description of New Nuburu Capital Stock

Warrants, page 247

6.	Comment: We note your response to comment 35. Disclosure on page 252 provides the warrant agreement contains an exclusive forum provision that applies to claims under the Securities Act. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, revise Section 9.3 of Exhibit 4.4 and the risk factor disclosure for clarify and consistency.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 41, 244 and 252 of Amendment No. 2.

Material U.S. Federal Income Tax Consequences, page 256

7.	Comment: We note your response to comment 36, but are unable to agree that the qualification of the merger as a reorganization within the meaning of Section 368(a) is not relevant to investors. Please revise your disclosure beginning on page 256 to address Section 368(a) and, if applicable, Section 351 of the Code. Please also make similar revisions to the Questions and Answers section beginning on page xii. To the extent you intend to file a short form tax opinion as Exhibit 8.1, please also revise your disclosure on page 256 to reflect that the discussion reflects the opinion of counsel and is not solely a "summary." Refer to Items 3(k) and 4(a)(6) of Form S-4 and Item 601(b)(8) of Regulation S-K. We also refer you to Section III.A.2 of Staff Legal Bulletin No. 19, which does not limit materiality to voting stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to disclose the impact to investors of the Merger failing to qualify as a reorganization within the meaning of Section 368(a).  The Company believes that the Merger’s failure to qualify as a reorganization within the meaning of Section 368(a) will not impact shareholders of the Company, because the Company is the acquirer in the Merger and, therefore, shareholders of the Company are not receiving merger consideration.  Rather, the failure of the Merger to qualify as a reorganization would impact Nuburu’s shareholders because they are the sellers, and, therefore, those who have a tax-realization event as a result of the Merger.  The Company is not providing disclosure on whether the Merger is tax-free to Nuburu’s shareholders (however, Nuburu intends to provide a separate information statement to its shareholders which may include tax disclosure). In response to the Staff’s comment, the Company has revised the disclosure on pages xix, 256, 257 and 260 of Amendment No. 2.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 728-8620 if you have comments or if you require additional information regarding Amendment No. 2.

Respectfully submitted,

/s/ Danielle Scalzo
Danielle Scalzo

cc: Philip Krim, Chairman, Tailwind Acquisition Corp.

Chris Hollod, Chief Executive Officer, Tailwind Acquisition Corp.

Michael J. Danaher, Wilson Sonsini Goodrich & Rosati, PC

Brian Dillavou, Wilson Sonsini Goodrich & Rosati, PC

Brendan Ripley Mahan, Wilson Sonsini Goodrich &Rosati, PC